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[Wickersham & Murphy, P.C. Letterhead]

April 29, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Attention:	John Reynolds, Assistant Director
Re:	S&W Seed Company Registration Statement on Form S-1 (Registration No. 333-164588), Filed January 29, 2010

Your Comment Letter dated April 28, 2010 regarding Pre-Effective Amendment No. 4, Filed April 23, 2010

        Ladies and Gentlemen:

        On behalf of our client, S&W Seed Company (the "Company"), we are hereby filing Amendment No. 5 ("Amendment No. 5") to the Company's Registration Statement on Form S-1. Amendment No. 5 reflects changes in response to the comments received by facsimile on April 28, 2010 from the staff of the Commission (the "Staff").

        The Company's responses to the Staff's April 19, 2010 comments are as follows:

Form S-1/A Filed April 23, 2010

Use of Proceeds, page 25

        1.     We note your updated disclosure on page 26 reflecting a $360,241 payable to a related party. Previously this amount was $28,908. Please advise us of the nature of this increase and clarify where it is presented in your Use of Proceeds table. If it is included in "General corporate and working capital purposes," revise to separately present in your table and include a brief explanation.

        Response:    The $28,908 mentioned in Amendment No. 3 was the net amount due to Triangle T at February 28, 2010, before the Company was paid for alfalfa seed that Triangle T bought to plant hay. Triangle T made a substantial payment between February 28 and March 31, the dates referred to Amendment Nos. 3 and 4, respectively. At March 31, 2010 and April 28, 2010, the Company owes Triangle T $434,509 for the alfalfa seed Triangle T grew and then sold to the Company, offset by $74,268 that Triangle T owes the Company for seed it purchased to plant hay. The net amount due to Triangle T is $360,241, which will be paid out of working capital.

        The Company added a line item to the Use of Proceeds table for the $360,300 to be paid to Triangle T, as a grower and customer and has also added an explanation to the narrative below the table. Please see pages 25 and 26.

Exhibits

Exhibit 1.1

        2.     Section 2(a) of your Form of Underwriting Agreement makes reference to "a delay as contemplated by the provisions of Section 10." We are unable to locate a Section 10 to the agreement as filed which appears to end after Section 6. We also note references to Sections 7, 8, 9 and 11, throughout the underwriting agreement and references to Schedule I. Please revise to file a form of this agreement in its entirety.

        Response:    When the Company refiled Exhibit 1.1 as part of Amendment No. 4 in order to reflect the increased offering size, several pages of text of the originally-filed form of Underwriting Agreement were inadvertently dropped from the EDGAR filing. The Company has refiled Exhibit 1.1 in its entirety. Please see newly-filed Exhibit 1.1, which includes the remainder of Section 6 through Section 19 and the Schedules and Exhibits.

Exhibit 5.1

        3.     Please revise your legality opinion to address whether the units and the warrants are valid and binding obligations of the company. Currently you use the term agreements.

        Response:    We have revised our legality opinion to substitute the word "obligations" for "agreements" and have refiled it. Please see newly-filed Exhibit 5.1.

Exhibit 23.2—Consent of Independent Registered Accounting Firm

        4.     The consent provided by your independent accountant does not make appropriate reference to the date of their report on the consolidated financial statements of Seed Holding, LLC. Please advise your independent accountant to revise their consent to refer to the date of their report (i.e. January 19, 2010, except for notes 2, 3, 4, 5, 10 and 11, as to which the date is April 23, 2010).

        Response:    M&K CPAS, PLLC's consent dated April 29, 2010 refers to the correct date of their report on the Seed Holding,  LLC financial statements for the fiscal years ended June 30, 2008 and 2009. Please see newly-filed Exhibit 23.2.

        5.     The consent provided by your independent accountant for the report dated January 29, 2010 for S&W Seed company relating to the respective financial statements as of June 30, 2009 and 2008 appears to be inconsistent with the actual financial statements provided in the registration statement. Please advise your independent accounts to revise their consent to refer to the proper financial statements opined upon for S&W Seed Company (i.e., June 30, 2008).

        Response:    M&K CPAS, PLLC's consent dated April 29, 2010 refers to the correct date of their report on the S&W Seed Company financial statements for the fiscal year ended June 30, 2008. In addition, the consent omits the reference to financial statements for the fiscal year ended June 30, 2009 inasmuch as the Company was requested to remove those financials from the filing. Please see newly-filed Exhibit 23.2.

        As discussed with Jay Williamson of the Staff on April 28, the Company would greatly appreciate a prompt review of this filing, and upon completion, confirmation by telephone that the Company and the underwriters may submit acceleration requests. The parties would like to be given permission to request acceleration for Monday, or as soon thereafter as possible, but will await word from the Staff as to whether that schedule will be feasible. Thank you in advance for your anticipated assistance and cooperation.

Very truly yours,
/s/ DEBRA K. WEINER Debra K. Weiner
cc:
Jay Williamson
Pamela Howell
Ethan Horowitz
Mark S. Grewal
Matthew K. Szot
Grover T. Wickersham
Mark A. von Bergen
Jason Barker
Lorraine Maxfield
Joseph P. Sullivan
Casey Kinchen

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